Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-290256

SHEPHERD’S FINANCE, LLC

SUBORDINATED FIXED RATE NOTES

RATE SUPPLEMENT DATED JUNE 9, 2026

TO THE PROSPECTUS DATED april 30, 2026

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC dated April 30, 2026, relating to the Subordinated Fixed Rate Notes, as supplemented. Below is a chart showing the current interest rates to be selected by you in connection with your purchase of the Notes:

Maturity (Duration)	Annual Interest Rate	Annual Effective Yield [i]	Effective Yield to Maturity ii

12 Months	6.00	6.17	6.17
24 Months	7.00	7.23	14.98
36 Months	8.50	8.84	28.93
48 Months	10.00	10.47	48.94

Upon your initial purchase of Notes, you are required to select one of the durations above. During the term of your Note, the corresponding Annual Interest Rate will be applied to your Note and will not change.

We will pay interest to you monthly or at maturity based on your request. If you do not request payment of interest prior to maturity, your investment in the Notes will continue to grow as we will pay interest on the interest you would have received (sometimes referred to as “compounding”) which will then yield the Annual Effective Yield listed above per year, and the Effective Yield to Maturity over the life of your investment. If you choose monthly interest payments, any interest payment amount less than $50 will not be paid to you until the accumulated interest is $50 or above. During that accumulation time, you will receive interest on your interest, compounded monthly.

The above interest rates shall be in effect until we file a later dated rate supplement, however once you have invested, your Note rate will not change.

An offer may only be made by the prospectus dated April 30, 2026, and all supplements thereto, delivered in connection with this rate supplement dated June 9, 2026. See “Risk Factors” beginning on page 12 of the prospectus for certain factors you should consider before investing.

The Notes are not certificates of deposit or similar obligations guaranteed by any depository institution, and they are not insured by the Federal Deposit Insurance Corporation (FDIC) or any governmental or private insurance fund, or any other entity.

The date of this rate supplement is June 9, 2026.

i The Annual Effective Yield is determined by taking the Annual Interest Rate as a decimal and dividing it by 12 for a monthly rate, then taking that rate plus 1 and multiplying that by itself 11 more times, then subtracting the one back off and converting back to a percentage. For instance, for an Annual Interest Rate of 6.00%, we take .06/12 which is 0.005 plus 1 which is 1.005, and then multiply 1.005 by itself 11 more times which yields 1.0617, then subtracting off the 1, leaving 0.0617, and finally converting to a percentage, which gives us an Annual Effective Yield of 6.17%.

ii The Effective Yield to Maturity is determined by taking the Annual Interest Rate as a decimal and dividing it by 12 for a monthly rate, then taking that rate plus 1 and multiplying that by itself by (the total number of months of the investment minus one) times, then subtracting the one back off and converting back to a percentage. For instance, for a 48 month investment with an Annual Interest Rate of 10.00%, we take .10/12 which is 0.0083 plus 1 which is 1.0083, and then multiply 1.0083 by itself 47 more times which yields 1.4894, then subtracting off the 1, leaving .4894, and finally converting to a percentage, which gives us an Effective Yield To Maturity of 48.94%.